March 8, 2012

By EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attention:  Edward M. Kelley

Re:           Heritage-Crystal Clean, Inc.
Registration Statement on Form S-3
Filed February 13, 2012
File No. 333-179496

Dear Mr. Kelley:

The following contains the responses of Heritage-Crystal Clean, Inc. (the “Company”) to the written comments from the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) dated February 29, 2012, concerning the Registration Statement on Form S-3 (SEC No. 333-179496) (the “Registration Statement). For your convenience, the Company’s responses follow the bolded text of the applicable SEC comment.  In addition, Exhibit A to this letter sets forth the proposed changes to the Registration Statement that the Company plans to include in its filings of Amendment No. 1 to the Registration Statement (the “Amendment”).

SEC Comment 1:  Calculation of Registration Fee Table.  We note the statement in footnote (1) that the securities listed in the table may be sold separately, together, or as units with other securities.  Include in the table the units as discrete securities being registered under this registration statement.

Response:  In response to the above comment, the Company plans to amend the Registration Statement to include units as discrete securities being registered.  Please see the proposed changes set forth on pages A-2, A-3, A-4, and A-13 of Exhibit A, which will be included in the Amendment.

SEC Comment 2:  Risk Factors.  We note the statement “Moreover, the risks and uncertainties discussed…are not the only risks and uncertainties that we face…” Since Heritage-Crystal Clean is required to disclose all risks that it believes are material at this tine, please remove the statement.

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Response:  In response to the above comment, the Company has removed the statement “Moreover, the risks and uncertainties discussed…are not the only risks and uncertainties that we face…”.  Please see the proposed changes set forth on page A-5 of Exhibit A, which will be included in the Amendment.

SEC Comment 3:  Description of Common Stock and Preferred Stock.  Clarify in the first paragraph’s second sentence that the summary includes the material term and provisions of Heritage-Crystal Clean’s common stock and preferred stock.

Response:  In response to the above comment, the Company has provided clarification that the summary includes the material term and provisions of Heritage-Crystal Clean’s common stock and preferred stock. Please see the proposed changes set forth on page A-11 of Exhibit A, which will be included in the Amendment.

SEC Comment 4:  Common Stock.  Disclose whether holders of common stock are entitled to cumulative voting rights.

Response:  In response to the above comment, the Company has disclosed in the Amendment that holders of common stock are not entitled to cumulative voting rights.  Please see the proposed changes set forth on page A-12 of Exhibit A, which will be included in the Amendment.

SEC Comment 5:  Description of Stock Purchase Contracts and Stock Purchase Units.  We note the disclosure that stock purchase contracts and stock purchase units may include senior or unsubordinated debt securities. Since debt securities are not included in this registration statement, please tell us what consideration you have given to the registration requirements of the Securities Act for the debt securities, and to describing the material terms and provisions of those securities.  We may have additional comments upon review of your response.

Response:  In response to the above comment, the Company has removed references in the Amendment to senior or unsubordinated debt securities so that there is no implication that the stock purchase contracts and stock purchase units may include senior or unsubordinated debt securities.  Please see the proposed changes set forth on page A-12 of Exhibit A, which will be included in the Amendment.

SEC Comment 5:  Description of Stock Purchase Contracts and Stock Purchase Units.  We note the disclosure that stock purchase contracts and stock purchase units may include debt securities of third parties.  Note that even if Heritage-Crystal Clean has an exemption available for the offer and sale of the third party securities, Heritage-Crystal Clean must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in its registration statement.  See the Morgan Stanley & Co. Incorporated no action letter (June 24, 1996), and refer to Question 203.03 in the Securities Act section of our Compliance and Disclosure Interpretations available on the Commission’s website.  If Heritage-Crystal Clean wishes to include the third party securities, please give us an analysis why registration under the

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Securities Act is not required, and include this information.  If Heritage-Crystal Clean does not wish to offer third party securities underlying any stock purchase contracts and stock purchase units, please remove these references from the prospectus.

Response:  In response to the Comment 5 of the SEC, the Company has removed references in the Amendment to senior or unsubordinated debt securities so that there is no implication that the stock purchase contracts and stock purchase units may include senior or unsubordinated debt securities.  In addition, the Company has removed references that stock purchase contracts and stock purchase units may include debt securities of third parties.   Please see the proposed changes set forth on page A-12 of Exhibit A, which will be included in the Amendment.

SEC Comment 6:  Incorporation of Information by Reference.  Please incorporate the description of your common stock contained in the Exchange Act registration statement pertaining to your common stock as required by Item 12(a)(3) of Form S-3.

Response:  The Company has incorporated the description of your common stock contained in the Exchange Act registration statement on Form 8-A filed with the SEC on March 20, 2008.   Please see the proposed changes set forth on page A-15 of Exhibit A, which will be included in the Amendment.

SEC Comment 7:  Undertakings.  Include the undertaking required by Item 512(h) of Regulation S-K.

Response:  In the Amendment, the Company has included the undertaking required by Item
512(h) of Regulation S-K.  Please see the proposed changes set forth on page A-17 of Exhibit A, which will be included in the Amendment.

SEC Comment 8:  Exhibit 5.1.  Include in the opinion units being registered as discrete securities under this registration statement.

Response:  In response to your comment, the Company plans to include an opinion from counsel as to units being registered as discrete securities under the Registration Statement.   This opinion will be filed as an amendment to the Amendment.

SEC Comment 9:  Exhibit 5.1.  Confirm that the applicable instruments of any binding obligation securities being offered under this registration statement will be governed by the laws of the state of New York.

Response:  In response to your comment, the Company confirms that it expects that the applicable instruments of any binding obligation securities being offered under the Registration Statement will be governed by the laws of the state of New York or Illinois.  To provide it with additional flexibility, however, an opinion filed as an exhibit to the Amendment which states that the opinion relates to both the laws of New York and Illinois.

*  *  *  *

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In connection with the Company's response to the Staff's comments, we acknowledge that: (1) The Company is responsible for the adequacy and accuracy of the disclosures in our filings; (2) Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (3) The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company hopes that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at (847) 836-5670 with any questions or comments.

Very truly yours,

/s/ Mark DeVita

Mark DeVita
Chief Financial Officer

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EXHIBIT A:
Proposed Changes to Registration Statement

As filed with the Securities and Exchange Commission on ~~February 13,~~March [___], 2012

Registration No. 333-179496

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

Amendment No. 1
to
FORM S-3/A
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Delaware	HERITAGE - CRYSTAL CLEAN, INC.	26-0351454
(State or other jurisdiction of incorporation or organization)	(Exact name of registrant as specified in its charter)	(I.R.S. Employer Identification Number)

2175 Point Boulevard, Suite 375
Elgin, IL  60123
(847) 836-5670

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Joseph Chalhoub
President and Chief Executive Officer
Heritage-Crystal Clean, Inc.
2175 Point  Boulevard, Suite 375
Elgin, IL  60123
(847) 836-5670

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Mark Harris
Heidi Steele
McDermott Will & Emery LLP
227 W. Monroe, Suite 4700
Chicago, IL  60606

Approximate date of commencement of proposed sale to the public:  From time to time following the effectiveness of this registration statement.
____________________________________________

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. 

EXHIBIT A:
Proposed Changes to Registration Statement

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)(2)	Amount to be Registered	Proposed Maximum Offering Price Per Unit (3)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee
Primary Offering
Common Stock
Preferred Stock
Warrants to Purchase Common Stock or Preferred Stock
Depositary Shares (4)
Stock Purchase Contracts
Stock Purchase Units
Rights
Units(5)
Total Primary Offering	$75,000,000		$75,000,000
Total	$75,000,000		$75,000,000	$8,595(~~5~~6)

(1)
This registration statement relates to such indeterminate number or amount of shares of common stock, preferred stock, warrants, depositary shares, stock purchase contracts, stock purchase units ~~and~~, rights and units of the Registrant as may from time to time be issued or sold at indeterminate prices, in U.S. Dollars or the equivalent thereof denominated in foreign currencies or units, and rights of two or more foreign currencies or composite currencies (such as the Euro). In no event will the maximum aggregate offering price of all shares of common stock, preferred stock, warrants, stock purchase contracts, stock purchase units and rights issued or sold pursuant to this registration statement exceed $75,000,000.  These securities may be sold separately, together or as units with other securities registered hereby.

(2)
This registration statement also registers such indeterminate amounts of securities as may be issued upon conversion of, or in exchange for, the securities registered and pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), such indeterminable number of shares of common stock as may be issued from time to time upon conversion or exchange as a result of stock splits, stock dividends or similar transactions.

(3)
The proposed maximum offering price per security and the proposed maximum aggregate offering price per class of security will be determined from time to time in connection with the issuance by the Registrant of the securities registered hereunder and is not specified as to each class of security pursuant to General Instruction II.D. of Form S-3 under the Securities Act.

(4)
Represents depositary shares, evidenced by depositary receipts, issued pursuant to a deposit agreement. In the event the Registrant issues fractional interests in shares of the preferred stock registered hereunder, depositary receipts will be distributed to purchasers of such fractional interests, and such shares of preferred stock will be issued to a depositary under the terms of a deposit agreement.

(5)	Each unit will be issued under a unit agreement and will represent an interest in two or more equity securities, which may or may not be separable from one another.
(~~5~~6)	Calculated pursuant to Rule 457(o) under the Securities Act.

EXHIBIT A:
Proposed Changes to Registration Statement

The information in this prospectus is not complete and may be changed.  We may not sell these securities or accept an offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED ~~FEBRUARY 13,~~MARCH [---], 2012

PROSPECTUS

HERITAGE-CRYSTAL CLEAN, INC.

$75,000,000
Common Stock
Preferred Stock
Warrants
Depositary Shares
Stock Purchase Contracts
Stock Purchase Units
Rights
Units

From time to time, we may sell up to an aggregate of $75,000,000 of any combination of the securities described in this prospectus.  We will specify the terms of any offering of securities by us in a prospectus supplement.

You should read this prospectus, any prospectus supplement and the information incorporated by reference herein or therein carefully before you invest.

Investing in our securities involves a high degree of risk.  You should carefully consider the risk factors described in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission, as described under “Risk Factors” on page 2.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

Our common stock is quoted and traded on The NASDAQ Global Market under the symbol “HCCI.”  On ~~February 10,~~March [], 2012, the last reported sale price of our common stock on The NASDAQ Global Market was $~~20.50.~~[].  The applicable prospectus supplement will contain information, where applicable, as to any other listing on The NASDAQ Global Market or any securities market or exchange of the securities covered by the prospectus supplement.

The securities may be offered directly by us to investors, to or through underwriters or dealers or through agents. If any underwriters are involved in the sale of any securities offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, and any applicable over-allotment options, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. The price to the public of such securities and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                      , 2012

EXHIBIT A:
Proposed Changes to Registration Statement

EXHIBIT A:
Proposed Changes to Registration Statement

RISK FACTORS

Before you invest in our securities, in addition to the other information, documents or reports included or incorporated by reference in this prospectus and in any prospectus supplement, you should carefully consider the risk factors set forth in the section entitled “Risk Factors” in any prospectus supplement as well as in “Part I, Item 1A. Risk Factors” in our most recent annual report on Form 10-K and in “Part II, Item 1A. Risk Factors” in our quarterly reports on Form 10-Q filed subsequent to such Form 10-K, which are incorporated by reference into this prospectus and any prospectus supplement in their entirety, as the same may be updated from time to time by our future filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects and the market price of our shares and any other securities we may issue.  ~~Moreover, the risks and uncertainties discussed in the foregoing documents are not the only risks and uncertainties that we face, and our business, financial condition, results of operations and prospects and the market price of our shares and any other securities we may issue could be materially adversely affected by other matters that are not known to us or that we currently do not consider to be material risks to our business.~~

Risks Relating to Our Business

Our results of operations and financial condition have been and could in the future be materially adversely impacted by an economic downturn.

In the latest recession, the economy experienced a severe and prolonged downturn which adversely impacted our customer base, which is primarily composed of companies in the automotive repair and manufacturing industries.  The overall levels of demand for our parts cleaning products and supplies and other services are influenced by fluctuations in levels of end-user demand, which depend in large part on general macroeconomic conditions in the U.S. and the regional economic conditions affecting our branches.  Many of our customers are heavily dependent on general economic conditions, including the availability of affordable energy sources, employment levels, interest rates, financial credit availability, consumer confidence, and housing demand.  Downturns in these general economic conditions can significantly affect the business of our customers, which in turn affects demand, volumes, pricing, and operating margins for our services and products.  Both our customers and suppliers felt the impact of the economic downturn.  During the recent economic downturn, our customers sought ways to reduce their costs which in turn reduced their demand for our services.  Our customers and suppliers may face severe financial difficulties, causing them to cease some or all their business operations or to reduce the volume of products they purchase from us in the future.  We may have accounts receivables owing from customers who may not be able to honor their obligations to us.  Failure to collect a significant portion of amounts due on those receivables could have a material adverse effect on our results of operations and financial condition.

EXHIBIT A:
Proposed Changes to Registration Statement

Adverse economic and financial market conditions may cause our suppliers to be unable to provide materials and components to us or may cause suppliers to make changes in the credit terms they extend to us, such as shortening the required payment period for our amounts owing them or reducing the maximum amount of trade credit available to us.  Such changes could adversely affect our liquidity and could have a material adverse effect on our results of operations and financial condition.  If we are unable to successfully anticipate changing economic and financial market conditions, we could be adversely affected.

In addition, a substantial or prolonged material adverse impact on our results of operations and financial condition due an economic downturn could affect our ability to satisfy the financial covenants in our bank credit facility, which could result in our having to seek amendments or waivers from our lenders to avoid the termination of commitments and/or the acceleration of the maturity of amounts that may be outstanding under our bank credit facility.  The cost of our obtaining an amendment or waiver could be significant, and could substantially increase our cost of borrowing over the remaining term of our bank credit facility.  Further, there can be no assurance that we would be able to obtain an amendment or waiver.  If our lenders were unwilling to enter into an amendment or provide a waiver, all amounts outstanding under our bank credit facility would become immediately due and payable.

Our operating margins and profitability may be negatively impacted by the volatility in crude oil, solvent, fuel, energy, and commodity costs.

Our Environmental Services business is dependent on the widespread availability of certain crude oil products such as solvent we place with customers and fuel for operating our fleet of trucks.  Changes and volatility in the price of crude can adversely impact the prices for these products and therefore affect our operating results of our Environmental Services segment.  The price and supply of solvent and fuel is unpredictable and fluctuates based on events beyond our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries, regional production patterns, and environmental concerns.

Increased costs of crude can significantly increase our operating costs in our Environmental Services segment.  Because solvent is a product of crude oil, we are also susceptible to increases in solvent costs when crude oil costs increase.  The market price of crude has been volatile and rose substantially from 2004 to 2008 before falling significantly in late 2008.  It has since risen at a steadier pace.  During a period of rising crude costs, we experience increases in the cost of solvent, fuel, and other petroleum-based products.  We have in the past been able to mitigate the increased solvent and fuel costs through the imposition of price increases and energy surcharges on our invoices to customers.  However, because of the competitive nature of the industry, there can be no assurance that we will be able to pass on

EXHIBIT A:
Proposed Changes to Registration Statement

future price increases.  Due to political instability in oil-producing countries, oil prices could increase significantly in the future.  A significant or sudden increase in solvent or fuel costs could lower our operating margins and negatively impact our profitability.  We currently do not use financial instruments to hedge against fluctuations in oil, solvent, or energy prices.  If this volatility continues, our operating results could also be volatile and adversely affected.

In addition, a significant portion of our inventory consists of new and used solvents and oil products.  Volatility in the price of crude oil has in the past impacted and can significantly impact in the future the value of this inventory and our operating margins.  For example, in the fourth quarter of fiscal 2008, we generally experienced a sharp decrease in the cost of crude oil and related commodities which caused a decline in the market value of our solvent and used oil inventory, and we recorded a non-cash inventory impairment charge on that portion of our solvent and oil inventory that is held for sale, reflecting the lower market value of such inventory.  Additionally, we recorded additional expense to reflect the lower value of the solvent inventory held for use in our service programs.  Further, because we apply a first-in first-out accounting method, volatility in solvent and oil prices can significantly impact our operating margins.  If volatility in the price of crude oil continues, our operating results will be difficult to predict and could be adversely affected.

As we begin to produce and sell lubricating base oil, the price at which we sell these products will be affected by changes in certain oil indices.  If the relevant oil indices rise, we can typically expect to increase prices for our re-refined lubricating base oil.  If the relevant oil indices decline, we would typically reduce prices for our re-refined lubricating base oil.  However, the cost to collect used oil, including the amounts we must pay to obtain used oil and the fuel costs of our oil collection fleet, generally also increases or decreases when the relevant index increases or decreases.  Even though the prices we can charge for our re-refined oil and the costs to collect and re-refine used oil generally increase and decrease together, we cannot assure you that any increased costs we experience can be passed through to the prices we charge for our re-refined oil or that the costs to collect and re-refine used oil will decline when re-refined oil prices decline.  If the prices we charge for our re-refined oil and the costs to collect and re-refine used oil do not move together or in similar magnitudes, our profitability may be materially and negatively impacted.

Any increases in our costs to collect used oil could adversely affect the profitability of our used oil re-refinery.  Increases in the cost of natural gas may increase the cost to operate our used oil re-refinery.  In addition, many small automotive repair shops and manufacturing companies burn used oil as a source of heat as an alternative to using natural gas.  If the price of natural gas were to increase significantly, these potential customers may choose to retain their used oil for fuel purposes rather than sell to us.  In addition, if re-refining capacity in the U.S. increases, demand for used oil might increase, which could increase the cost to collect used oil.  This could make it difficult for us to operate our used oil re-refinery at capacity or might cause us to purchase used oil feedstock at higher rates than if we were to collect the used oil internally.

EXHIBIT A:
Proposed Changes to Registration Statement

We may not be able to operate ~~a~~our used oil re-refinery as planned which could harm our business.

We recently completed the construction of our used oil re-refinery and we are in the early stages of producing lubricating base oil.  There can be no assurance that unforeseen market conditions will not adversely impact the operation or profitability of the re-refinery.  The development of a used oil re-refinery is a new business for our company and requires a different employee base and skill set than that required for our business historically.  These new skill sets include chemical engineering~~, design,~~ and operational management of the re-refinery.  Although our management team has operated re-refineries for other companies, we cannot assure you that we will have sufficient expertise to operate the re-refinery within the performance parameters currently contemplated ~~for the re-refinery~~.  Further, the development and management of the Oil Business requires time and resources, including the attention of our management, which could divert our management from other activities ~~and may impair the operation of our Environmental Services business.~~ .

Our success in operating our re-refinery at capacity will be affected by the following factors:

·	Used oil feedstock – Operating at capacity depends on our ability to obtain the required volume from either Company customers or third party collectors.

·
Operation of the Re-refinery – Operating at capacity depends on the ability of our employees and management to run the re-refinery at design rates, safely, and in compliance with all relevant regulations.

·
Logistics – Operating at capacity depends on our ability to efficiently transport used oil to our Indianapolis site, and transport base lube oil and related by-products out of our Indianapolis site; and

·	Base Lube Oil Demand – Operating at capacity depends on the demand for base lube oil in general and specifically the base lube oil produced at our Indianapolis site.

The extent to which we are able to effectively manage the above risk factors will affect the profitability of our Oil Business segment.

The used oil re-refinery may not generate the operating results that we anticipate and may lead to greater volatility in our revenue and earnings.

EXHIBIT A:
Proposed Changes to Registration Statement

We depend on the service of key individuals, the loss of whom could materially harm our business.

Our success will depend, in part, on the efforts of our executive officers and other key employees, including Joseph Chalhoub, our Founder, President, Chief Executive Officer, and Director; Gregory Ray, our Chief Operating Officer and Secretary; John Lucks, our Senior Vice President of Sales and Marketing; Tom Hillstrom, our Vice President of Operations; Mark DeVita, our Chief Financial Officer; Ellie Chaves, ~~our~~Chief Accounting Officer, Vice President ~~of~~ Oil, and Vice President of Sales~~, and Chief Accounting Officer~~; and Glenn Casbourne, our Vice President of Engineering.  These individuals possess extensive experience in our markets and are critical to the operation and growth of our business.  If we lose or suffer an extended interruption in the services of one or more of our executive officers or other key employees, our business, results of operations, and financial condition may be negatively impacted.  Moreover, the market for qualified individuals is highly competitive and we may not be able to attract and retain qualified personnel to succeed members of our management team or other key employees, should the need arise.  We do not maintain key man life insurance policies on any of our named executive officers.   One of our key growth strategies is the operation of our used oil re-refinery.  Given their past experience in the development of used oil re-refinery facilities in the U.S., the retention of the members of our management team is particularly critical to our ability to operate the used oil re-refinery as planned.  The loss of any of these individuals could adversely impact our ability to operate the re-refinery.

In addition, our operations and growth strategy rely on the expansion of our business through the creation and growth of new and existing branches.  In order for us to create and grow new and existing branches properly, we must continually recruit and train a pool of hardworking and motivated sales and service representatives, or SSRs, to develop new customer leads as well as support our existing customer base.  If we are not able to retain and recruit a sufficient number of SSRs, or if we experience an increase in the turnover of existing SSRs, we may not be able to support the continued growth of our business, which could have a material adverse impact on our financial performance.

Our level of indebtedness could adversely affect our financial condition and ability to fulfill our obligations, impede the implementation of our strategy, and expose us to interest rate risk.

At December 31, 2011, we had $20 million borrowed as a term loan under our secured bank credit facility.  We have the ability to borrow an additional $20 million as a revolving loan under the same facility.  Our level of indebtedness may:

EXHIBIT A:
Proposed Changes to Registration Statement

We are required to evaluate our internal ~~control~~controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and could have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management on our internal control over financial reporting.  Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective.  This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.  Each year we must prepare or update the process documentation and perform the evaluation needed to comply with Section 404.  During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert such internal control is effective.  Ensuring that we have adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that needs to be re-evaluated frequently.  We and our independent auditors may in the future discover areas of our internal controls that need further attention and improvement, particularly with respect to any businesses that we decide to acquire in the future.  Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers, and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete.  Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could harm our ability to operate our business.  Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.  Investor perception that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely, consistent basis may adversely affect our stock price.  Failure to comply with Section 404 could also potentially subject us to sanctions or investigations by the Securities and Exchange Commission, or SEC, NASDAQ, or other regulatory authorities.

We do not currently intend to pay cash dividends on our common stock to our stockholders and any determination to pay cash dividends in the future will be at the discretion of our Board of Directors.

We currently intend to retain any profits to provide capacity for general corporate uses and growth of our business.  Our Board of Directors does not intend to declare cash dividends in the foreseeable future.  Any determination to pay dividends to our stockholders in the future will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition, and other factors deemed relevant by our Board of Directors.  Consequently, it is uncertain when, if ever, we will declare dividends to our stockholders.  If we do not pay dividends, investors will only obtain a return on their investment if the value of our shares of common stock appreciates.  In addition, the terms of our existing or future borrowing arrangements may limit our ability to declare and pay dividends.

EXHIBIT A:
Proposed Changes to Registration Statement

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	~~First  Three  Quarters  Ended  September  10,~~		Fiscal Year Ended
	2011		2010	2009	2008	2007	2006
Ratio of Earnings to Fixed Charges	~~9.48~~[5.17	]	18.93	11.25	3.17	4.33	3.30

For purposes of computing these ratios, earnings consists of pre-tax income from continuing operations plus fixed charges. Fixed charges consist of interest expense, capitalized interest, and estimated interest within rental expense.  The Ratio of Earnings to Fixed Charges is calculated by dividing earnings by the sum of the fixed charges.

For further information on these ratios, see Exhibit 12.1, “Computation of Ratio of Earnings to Fixed Charges,” filed herewith.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities by Heritage Crystal - Clean will be used for general corporate purposes.

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

The following summary is a description of the material terms and provisions of our common stock and preferred stock. The following description of the terms of our common stock and preferred stock is not meant to be complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws, each as amended to date.  To find out where copies of these documents can be obtained, see “Where to Obtain More Information.”

Our authorized capital stock consists of 22,000,000 shares of common stock, par value $0.01 per share, and 500,000 shares of undesignated preferred stock, par value $0.01 per share. ~~The following description of our common stock and preferred stock is intended as a summary only.~~ As of January 31, 2011, there were 14,586,715 shares of our common stock issued and outstanding and no shares of preferred stock issued and outstanding.  As of January 31, 2011, there were 692,533 shares of common stock reserved for issuance upon the exercise of outstanding stock options.  As of January 31, 2011, our common stock was held of record by approximately 285 stockholders.

EXHIBIT A:
Proposed Changes to Registration Statement

~~The following description of the terms of our common stock and preferred stock is not complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws, each as amended to date.  To find out where copies of these documents can be obtained, see “Where to Obtain More Information.”~~

Common Stock

Holders of common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of common stock are not entitled to cumulative voting rights. Subject to the terms of any outstanding series of preferred stock, the holders of common stock are entitled to dividends in amounts and at times as may be declared by the Board of Directors out of funds legally available for that purpose. Upon liquidation or dissolution, holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders, after payment in full to creditors and payment of any liquidation preferences to holders of preferred stock. Except as provided in the Participation Rights Agreement with The Heritage Group described below, holders of common stock have no redemption, conversion or preemptive rights. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in the offerings will be fully paid and nonassessable.
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, representing contracts obligating holders to purchase from us, and we may sell to the holders, a specified number of shares of common stock at a future date or dates.  The price per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts.  Stock purchase contracts may be issued separately or as a part of units (“stock purchase units”) consisting of a stock purchase contract ~~and either (i) senior debt securities or subordinated debt securities or (ii) debt obligations of third parties, including U.S. Treasury securities,~~ securing the holder’s obligations to purchase the common stock under the stock purchase contracts.  The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis.  The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner, and in certain circumstances we may deliver newly issued prepaid stock purchase contracts (“prepaid securities”) upon release to a holder of any collateral securing such holder’s obligations under the original stock purchase contract.

The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid securities.  Certain material United States Federal income tax considerations applicable to the stock purchase units and stock purchase contracts will be set forth in the prospectus supplement relating thereto.

EXHIBIT A:
Proposed Changes to Registration Statement

DESCRIPTION OF UNITS

           We may issue units under one or more unit agreements, each referred to as a unit agreement, to be entered into between us and a third party, as unit agent. The unit agent will act solely as our agent in connection with the units governed by the unit agreement and will not assume any obligation or relationship of agency or trust for or with any holders of units or interests in those units. We may issue units comprising one or more of the securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit also is the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time or at any time before a specified date.

           The applicable prospectus supplement relating to the units we may offer will include specific terms relating to the offering, including, among others: the designation and terms of the units and of the securities comprising the units, and whether and under what circumstances those securities may be held or transferred separately; any provision for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising those units; and whether the units will be issued in fully registered or global form.

           The description in the applicable prospectus supplement and other offering material of any units we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable unit agreement and unit certificate, which will be filed with the SEC if we offer units.

BOOK-ENTRY ISSUANCE

Unless otherwise indicated in a prospectus supplement, securities of a series offered by us under this prospectus may be issued in the form of one or more fully registered global securities. If a fully registered global security is used, anticipate that these global securities will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), which will act as depository, and registered in the name of its nominee. Except as described below, the global securities may be transferred, in whole and not in part, only to DTC or to another nominee of DTC.

DTC has advised us that it is:

•	A limited-purpose trust company organized under the New York Banking Law;
•	A “banking organization” within the meaning of the New York Banking Law;
•	A member of the Federal Reserve System;
•	A “clearing corporation” within the meaning of the New York Uniform Commercial Code; and
•	A “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

EXHIBIT A:
Proposed Changes to Registration Statement

Securities Exchange Act of 1934.

DTC was created to hold securities for institutions that have accounts with DTC (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in participants’ accounts. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others that clear through or maintain a custodial relationship with a participant, either directly or indirectly. DTC administers its book-entry system in accordance with its rules and bylaws and legal requirements.

Upon issuance of a global security representing offered securities, DTC will credit on its book-entry registration and transfer system the principal amount to participants’ accounts. Ownership of beneficial interests in the global security will be limited to participants or to persons that hold interests through participants. Ownership of interests in the global security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and the participants (with respect to the owners of beneficial interests in the global security). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of those securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

So long as DTC (or its nominee) is the registered holder and owner of a global security, DTC (or its nominee) will be considered~~, for all purposes under the applicable indenture,~~ the sole owner and holder of the related offered securities. Except as described below, owners of beneficial interests in a global security will not:

•	Be entitled to have the securities registered in their names; or
•	Receive or be entitled to receive physical delivery of certificated securities in definitive form.

Purchases of securities under the DTC system must be made by or through direct participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each global security (“beneficial owner”) is in turn recorded on the direct and indirect participants’ records. A beneficial owner does not receive written confirmation from DTC of its purchase, but is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the direct or indirect participants through which such beneficial owner entered into the action. Transfers of ownership interests in securities are accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners do not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, the securities are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of the securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge .

EXHIBIT A:
Proposed Changes to Registration Statement

INCORPORATION OF INFORMATION BY REFERENCE

The SEC allows us to incorporate information into this prospectus “by reference,” which means that we can disclose important information by referring to another document or information filed separately with the SEC.  The information incorporated by reference is deemed to be part of this prospectus, except for any information amended or superseded by information contained in, or incorporated by reference into, this prospectus.  This prospectus incorporates by reference the documents and information set forth below that we have previously filed (but not furnished) with the SEC.  These documents contain important information about us and our financial condition.

·	Our Annual Report on Form 10-K for the year ended ~~January 1, 2011;~~

~~·~~ 	~~The Company’s Quarterly Report on Form 10-Q for the quarter ended September 10, 2011;~~

~~·~~ 	~~The Company’s Quarterly Report on Form 10-Q for the quarter ended June 18, 2011;~~

~~·~~ 	~~The Company’s Quarterly Report on Form 10-Q for the quarter ended March 26,~~December 31, 2011;

•	The Company’s Proxy Statement on Schedule 14A, as filed with the SEC on April 5, 2011 (other than such information that is included in the proxy statement but not deemed to be filed with the SEC);

•	The Company’s Current ~~Reports~~Report on Form 8-K filed with the SEC on January 6, ~~2012, October 27, 2011, October 21, 2011, May 12, 2011, March 21, 2011 and March 1, 2011~~2012; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on March 10, 2008.

We do not incorporate portions of any document that is either (a) described in paragraphs (d)(1) through (3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (b) furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K.  We hereby incorporate by reference all future filings by us made pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus.  Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus, other than exhibits which are specifically incorporated by reference into those documents. Requests should be directed to Corporate Secretary, Heritage-Crystal Clean, Inc., 2175 Point Boulevard, Suite 375, Elgin, Illinois 60123-6436, telephone: (847) 836-5670.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplements, certain legal matters in connection with the securities will be passed upon for us by McDermott Will & Emery

EXHIBIT A:
Proposed Changes to Registration Statement

Item 16. Exhibits and Financial Statement Schedules

Exhibits

1.1*	Form of Underwriting Agreement for Equity Securities
1.3*	Form of Underwriting Agreement for Depositary Shares, Stock Purchase Contracts, ~~and~~ Stock Purchase Units, Rights and Units
3.1
Amended and Restated Certificate of Incorporation of Heritage-Crystal Clean, Inc. (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, ~~2008 and the Registrant’s Current Report on Form 8-K filed with the SEC on October 27,~~ 2011)

3.2
Bylaws of Heritage-Crystal Clean, Inc. (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Amendment No. 6 to the Registrant’s Registration Statement on Form S-1 (SEC No. 333-1438640) filed with the SEC on February 25, 2008)

4.1
Form of Specimen Common Stock Certificate of Heritage-Crystal Clean, Inc. (incorporated herein by reference to Exhibit 4.1 of Amendment No. 7 to the Company’s Registration Statement on Form S-1 (No. 333-1438640) filed with the SEC on March 7, 2008)

4.2*	Form of Deposit Agreement
4.3*	Form of Depositary Receipt
4.4*	Form of Stock Warrant Agreement
4.5*	Form of Stock Purchase Contract
4.6*	Form of Stock Purchase Unit
4.7*	Form of Rights Agreement
5.1**	Opinion of McDermott Will & Emery LLP
12.1**	Computation of Ratio of Earnings to Fixed Charges
23.1**	Consent of Grant Thornton LLP with respect to the financial statements of the Registrant
23.2	Consent of McDermott Will & Emery LLP (included in the opinion filed as Exhibit 5.1)
24	Powers of Attorney (~~included on the signature pages hereto~~previously filed)
__________
* To be subsequently filed by amendment or as an exhibit to a Current Report on Form 8-K.

** Filed herewith.

EXHIBIT A:
Proposed Changes to Registration Statement

(d)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(~~d~~e)	(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post−effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

EXHIBIT A:
Proposed Changes to Registration Statement

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on ~~February 13,~~March [_____], 2012.

Heritage-Crystal Clean, Inc.

By:	~~/s/ Joseph Chalhoub~~___________________
Name:	Joseph Chalhoub
Title:	Chief Executive Officer

~~POWER OF ATTORNEY~~

~~We, the undersigned officers and directors of Heritage-Crystal Clean, Inc., hereby severally constitute and appoint Joseph Chalhoub and Gregory Ray, and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below any and all amendments to this registration statement and any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (in each case, including, without limitation, any post-effective amendments), and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Heritage-Crystal Clean, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statements and any and all amendments thereto.~~

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on ~~February 13,~~March [_____], 2012.

Signature	Title

*	President, Chief Executive Officer and Director (Principal Executive Officer of the Registrant)
Joseph Chalhoub
/s/ Mark DeVita	Chief Financial Officer, (Principal Financial Officer of the Registrant)
Mark DeVita
/s/ Gregory Ray	Chief Operating Officer of the Registrant
Gregory Ray

EXHIBIT A:
Proposed Changes to Registration Statement

/s/ Ellie Chaves	Chief Accounting Officer of the Registrant
Ellie Chaves
*	Director
Fred Fehsenfeld, Jr.
*	Director
Donald Brinckman
*	Director
Bruce Bruckmann
*	Director
Carmine Falcone
*	Director
Charles E. Schalliol
*	Director
Robert W. Willmschen, Jr.

*  Pursuant to Power of Attorney

____________________________
Gregory Ray